UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission file number: 001-41884

SRIVARU Holding Limited

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

+1 (888) 227-8066

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Second Amended & Restated Memorandum and Articles of Association

On August 26, 2024, SRIVARU Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), received the registered officer certificate (the “Certificate”) of Amicorp Cayman Fiduciary Limited, the Company’s registered office, certifying the resolutions of the shareholders at the extraordinary general meeting of shareholders held on June 27, 2024. The shareholders’ resolutions approved the increase of the Company’s authorized share capital to US$10,000,000 divided into 1,000,000,000 ordinary shares with a par value of US$0.01 each and the adoption of the Company’s second amended and restated memorandum and articles of association (“A&R Memorandum”) to reflect the capital increase. The Certificate and the A&R Memorandum are attached hereto as Exhibits 99.1 and 99.2 respectively.

Results of Annual General Meeting of Shareholders

At the Annual General Meeting of Shareholders (the “Meeting”) of the Company, convened at August 29, 2024, at 8:30A.M., Eastern Time by conference call, the shareholders of the Company adopted resolutions approving all of the six proposals considered at the Meeting. A total of 42,500,325 votes, representing 69.87% of the votes exercisable as of August 5, 2024, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

1.	Proposal No. 1: To elect Mohanraj Ramasamy as the sole Class I Director for a full term of two (2) years.

Resolution: Approved

RESOLVED, as an ordinary resolution, to elect Mohanraj Ramasamy as the sole Class I Director for a full term of two (2) years.

	For	Against	Abstain
Number of Voted Shares	39,244,404	3,214,875	41,046
Percentage of Voted Shares	92.34%	7.56%	0.10%

2.	Proposal No. 2: To ratify the appointment of Manohar Chowdry & Associates as the independent registered public accounting firm for the Company for 2024.

Resolution: Approved

RESOLVED, as an ordinary resolution, ratify the appointment of Manohar Chowdry & Associates as the independent registered public accounting firm for the Company for 2024.

	For	Against	Abstain
Number of Voted Shares	42,425,026	58,785	16,514
Percentage of Voted Shares	99.82%	0.14%	0.04%

3.	Proposal No. 3: To give the Board of Directors discretion to approve a reverse share split at an exchange ratio of up to one-for-fifteen (1:15) within 12 months of the shareholders’ approval.

Resolution: Approved

RESOLVED, as an ordinary resolution, that the Company effect a reverse share split to the Company’s authorised, issued and outstanding ordinary shares by way of a consolidation at an exchange ratio of up to one-for-fifteen (1:15) (the “Revised RS Ratio”) such that the number of authorised, issued and outstanding ordinary shares is decreased by the Revised RS Ratio and the par value of each authorised, issued and outstanding ordinary share is increased by the Revised RS Ratio (collectively, the “Revised Reverse Share Split”), with such Revised Reverse Share Split to be effected at such time and date, if at all, and at a precise Revised RS Ratio up to a maximum of one-for-fifteen (1:15), in each case, as determined by the Directors in their discretion within 12 months of obtaining the requisite shareholder approval for the Revised Reverse Share Split (the “Revised Effective Time”).

	For	Against	Abstain
Number of Voted Shares	39,162,428	273,979	3,063,918
Percentage of Voted Shares	92.15%	0.64%	7.21%

4.	Proposal No. 4: To approve the authorized share capital of the Company be adjusted in proportion to any reverse share split implemented pursuant to Proposal No. 3.

Resolution: Approved

RESOLVED, as an ordinary resolution, that the authorised share capital of the Company, subject to the approval and implementation of the Revised Reverse Share Split and adjustment pending the Directors’ determination of the precise Revised RS Ratio, be altered from US$10,000,000 divided into 1,000,000,000 ordinary shares of a par value of US$0.01 each to US$10,000,000 divided into as low as 66,666,667 ordinary shares (for a Revised RS Ratio of 1:15) of a par value of US$0.15 each with effect from the Revised Effective Time (the “Revised Share Consolidation”).

	For	Against	Abstain
Number of Voted Shares	39,199,615	233,891	3,066,819
Percentage of Voted Shares	92.23%	0.55%	7.22%

5.	Proposal No. 5: To adopt the third amended and restated memorandum and articles of association to reflect any reverse share split, any related adjustment, and the authorized share capital increase.

Resolution: Approved

RESOLVED, as a special resolution, subject to the approval and implementation of the Revised Reverse Share Split and Revised Share Consolidation, that the Company adopt, with effect from the Revised Effective Time, third amended and restated memorandum and articles of association (a copy of which is attached to the accompanying proxy statement as Annex A, subject to adjustment solely in respect of the final number of ordinary shares and ordinary share par value amount determined pursuant to the Revised Reverse Share Split and Revised Share Consolidation) in substitution for, and to the exclusion of, the Company’s second existing amended and restated memorandum and articles of association, to reflect the Revised Reverse Share Split and Revised Share Consolidation.

	For	Against	Abstain
Number of Voted Shares	39,196,244	3,302,722	1,359
Percentage of Voted Shares	92.23%	7.77%	0.00%

6.	Proposal No. 6: To approve the adjournment of the Meeting at a later date or dates to (A) supplement or amend the proxy statement of (B) solicit additional proxies from shareholders in favour of one or more of the proposals.

Resolution: Approved

RESOLVED, as an ordinary resolution, that the adjournment of the Meeting to a later date or dates (A) to the extent necessary or convenient to ensure that any required supplement or amendment to the proxy statement is provided to shareholders or (B) in order to solicit additional proxies from shareholders in favour of one or more of the proposals at the Meeting be approved (the “Adjournment Proposal”).

	For	Against	Abstain
Number of Voted Shares	39,204,016	3,292,222	4,087
Percentage of Voted Shares	92.24%	7.75%	0.01%

Exhibits

Exhibit No.	Description
99.1	Registered officer certificate of Amicorp Cayman Fiduciary Limited dated August 26, 2024.
99.2	Second Amended and Restated Memorandum and Articles of Association of the Company effective August 2, 2024.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SRIVARU Holding Limited

Date: September 9, 2024	By:	/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer and Director